Exhibit 99.2

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 Corporación América Airports S.A. 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg R.C.S Luxembourg: B174140 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Carolina Rodríguez, Ana Becerra Pons and Andrés Zenarruza as proxies, each acting individually under his/her sole signature and with full power of substitution, to represent and vote as designated on the reverse side, all the com-mon shares of Corporación América Airports S.A. held of record by the undersigned on April 17, 2026, at the Annual General Meeting of Shareholders to be held at the Company's headquarters located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg, on May 13, 2026, or any adjournment or postponement thereof. (Continued and to be signed on the reverse side) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CORPORACIÓN AMÉRICA AIRPORTS S.A. May 13, 2026 IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS: The Convening Notice and proxy card are available at: investors.corporacionamericaairports.com/Annual-Meeting MAIL: Please sign, date and mail your vote authorization form in the envelope provided as soon as possible. IN PERSON: You may vote your shares in person by attending the Annual General Meeting. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE LISTED PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030333330300000100 2 051326 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access. The undersigned acknowledges receipt from the Company before the execution of this proxy of the convening notice, the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2025, the management report and independent auditor’s report for the financial year ended December 31, 2025. 1. Approval of the Company’s annual accounts, consolidated financial statements and management report, and acknowledgment of the independent auditor's report for the financial year ended December 31, 2025. 2. Allocation of results for the financial year ended December 31, 2025. 3. Discharge (quitus) of the members of the board of directors for the exercise of their duties from the date of their appointment until the end of their mandate. 4. Renewal of the mandates of the members of the board of directors. 5. Approval, authorization and, to the extent required, ratification of the remuneration of the members of the board of directors. 6. Approval, authorization and, to the extent necessary, ratification of the renewal and amendment of the directors’ compensation policy setting out the compensation system for the current and future directors of the Company. 7. Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending on December 31, 2026. FOR AGAINST ABSTAIN MARK “X” HERE IF YOU PLAN TO PARTICIPATE AT THE MEETING. (Option available until 06:00 a.m. Luxembourg time on May 9, 2026)